August 10, 2023

The Board of Directors

Research Solutions, Inc.

5435 Balboa Ave.

Encino, Ca. 91316

To the Board of Directors:

I am writing to you as the Lead Principal and Portfolio Manager of Cove Street Capital, LLC, an institutional investment manager based in Los Angeles. We presently own 2.4mm shares of RSSS representing 8.14%, which makes us the 4th largest shareholder.

We are deeply perturbed by the Board's dysfunction on public display with the August 4th 13-D filing by founder and current Executive Chairman Peter Derycz and the Bristol Investment Fund, which have formed an investment group linked by family ties.

The best decisions are made by small groups of people with skin in the game and behind closed doors. Whatever the merits brought by the group, there is simply zero reason for these corporate discussions to be aired publically. This is a massive waste of time and corporate money that is distracting to the corporate mission, arguably demoralizing to employees, and likely distracting from new revenue opportunities.

We would urge the Derycz group to get behind closed doors with the rest of the Board of Directors immediately and hash out an appropriate solution that is in the best interests of shareholders.

To be clear, Cove Street Capital has carefully reviewed the Derycz group filing and would vote a resounding

"against" the slate of directors proposed by the group. We fail to see any legitimate en-masse improvement, and we conclude that a return to "how it was" would not in any way produce an improvement in shareholder returns.

We agree with the Derycz group that "we haven't made any money yet" either, but our long history in public, small-cap investing suggests that building a "real" company from the ideas and strategy of the founder take years and longer than one thinks at the outset. Our stake was built two years ago with the addition of former CSC Partner Eugene Robin to the Board, the announcement of board member Roy Olivier as CEO, and Mr. Derycz's movement to Executive Chairman. We helped put in an aggressive compensation plan heavily weighted to the share price, and our first marker for existential review was the end of fiscal 2024.

In the letter, the Derycz group states that that SGA expenses are up $3.7mm since Mr. Olivier became CEO. We would note to shareholders at large:

1.	We are effectively paying for two CEO's, as Mr. Derycz receives $630k annually in total compensation through March 2024 as Executive Chairman. Our thought was this was acceptable as Mr. Olivier has excellent management chops, but lacked the vertical expertise and industry relationships that Mr. Derycz possessed. We are obviously not seeing much return on that Plan.
2.	There is approximately another $1mm of stock compensation running through the income statement-post Mr. Derycz's tenure as CEO-under a plan Cove Street Capital was, and is, happy to have implemented and supported as management incentive.

So yes, the additional SGA is part of the "build it and they will come" model. This will be a successful investment if this plays out, but we don't see any signs of material overspend, corporate over-reach, or anything remotely concerning. But yes, we would obviously like to see more annual recurring revenue, growth on the higher margin, and a higher valued cloud-based platform

The mission at Cove Street Capital is simple: analyze business models, value companies, find and support management with whom we think can deliver for shareholders, and tie their success to ours. We think we have a business model with huge room for growth and it is being run carefully by team Olivier. M+A is conceptually an important leg of the upside, but RSSS plays in an expensive world. Better safer than sorry is not a terrible concept to bring to the table in this arena.

Mr. Derycz deserves a shout-out as founder and strategist, but as is often the case, there is an additional set of skills required to take a small company to the next level. To repeat, our analysis suggests that the Derycz group slate does not offer shareholders any uptick in competence and governance. Yes, there is always room for improvement, which again can be negotiated behind closed doors as befits a group that owns 20% of the stock, but going public in this form is not value adding for the shareholders at large.

We welcome the opportunity to discuss these issues with all stakeholders.

Sincerely,

Jeffrey Bronchick, CFA

Principal, Portfolio Manager

Cove Street Capital, LLC

El Segundo, California 90245525 South Douglas Street, Suite 225	F 424-221-5888 T 424-221-5897	questions@CoveStreetCapital.com www.CoveStreetCapital.com